SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

President and Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on December 11, 2009, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Diedrich with the SEC on December 31, 2009, January 11, 2010, January 14, 2010, January 28, 2010, February 8, 2010, March 9, 2010, March 15, 2010, April 6, 2010, and May 3, 2010, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), through its wholly owned subsidiary, Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the SEC on December 11, 2009 (as amended or supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized term used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last paragraph in the section entitled “Background of the Offer”:

On May 10, 2010, the FTC closed its investigation concerning the Offer and the Merger, concluding that no further action by the FTC is warranted at this time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph in the section entitled “Antitrust Laws”:

The FTC closed its investigation concerning the Offer and the Merger on May 10, 2010, concluding that no further action by the FTC is warranted at this time. With this closure, all necessary approvals of the Offer and the Merger under the HSR Act were obtained.

The full text of the press release issued by GMCR on May 10, 2010, announcing the closure of the FTC investigation is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following after the last paragraph in the section entitled “Litigation”:

In connection with the settlement of the litigation, Diedrich, the members of the Board, GMCR, Purchaser and the plaintiff entered into a Stipulation and Agreement of Compromise, Settlement and Release, dated May 10, 2010 (the “Stipulation”). The terms of the proposed settlement are set forth in the Stipulation and include Diedrich providing notice to Diedrich’s stockholders of the settlement of the litigation. Accordingly, the following notice is hereby provided. This notice should be read in conjunction with the text of the Stipulation, which was filed with the Court on May 10, 2010.

NOTICE OF SETTLEMENT OF CLASS ACTION

TO:	ALL CURRENT SHAREHOLDERS OF DIEDRICH COFFEE, INC. (“DIEDRICH” OR THE “COMPANY”) COMMON STOCK AS OF MAY 11, 2010.

PLEASE TAKE NOTICE that the class action (the “Action”), entitled Mendenhall v. Phillips et al., Case No. 30-2009-00318976 is being settled and the parties have entered into a Stipulation of Settlement dated May 10, 2010 (the “Stipulation”). The terms of the proposed settlement of the Action (the “Settlement”) are set forth in the Stipulation. This notice should be read in conjunction with, and is qualified in its entirety by reference to, the text of the Stipulation, which has been filed with the Court. The terms of the Settlement set forth in the Stipulation include: (i) Diedrich issuing certain supplemental disclosures that were negotiated and agreed upon by and between Diedrich and Plaintiff George Mendenhall, on behalf of himself and all stockholders of Diedrich; and (ii) the agreement of J. Russell Phillips, Timothy Ryan, Gregory Palmer, James Stryker, Paul Heeschen, Diedrich, Green Mountain Coffee Roasters, Inc. and Pebbles Acquisition Sub, Inc. to not oppose Plaintiff’s application for fees and expenses in the aggregate of no more than $350,000.

IF YOU ARE A CURRENT OWNER OF DIEDRICH COMMON STOCK, YOUR RIGHTS MAY BE AFFECTED BY PROCEEDINGS IN THE LITIGATION.

A hearing (the “Preliminary Settlement Hearing”) shall be held on May 21, 2010 at 1:30 p.m. in the Superior Court of the State of California for the County of Orange, Civil Complex Center, located at 751 West Santa Ana Boulevard, Santa Ana, California 92701, to establish a schedule for the holding of a final settlement hearing (the “Final Settlement Hearing”).

The Court may adjourn the Preliminary Settlement Hearing or any adjournment thereof, including the consideration of the application for attorneys’ fees and reimbursement of expenses, without further notice of any kind other than oral announcement at the Preliminary Settlement Hearing or any adjournment thereof.

A further hearing, the Final Settlement Hearing, will be held in the Superior Court of the State of California for the County of Orange, Civil Complex Center, located at 751 W. Santa Ana Boulevard, Santa Ana, California 92701 to: (i) determine whether final approval of the Settlement should be entered as fair, reasonable, and adequate and in the best interests of the Class; (ii) determine whether judgment should be entered pursuant to the Stipulation, inter alia, extinguishing and releasing all Settled Claims (as defined in the Stipulation); (iii) determine whether the Class should be certified and whether the Class representative and his counsel have adequately represented the Class; (iv) rule on an application of Plaintiff’s counsel for an award of attorneys’ fees and expenses; and (v) rule on such other matters as the Court may deem appropriate. The date and time of the Final Settlement Hearing shall be disclosed on the worldwide website of GMCR at www.GreenMountainCoffee.com and on the worldwide website of Diedrich at www.diedrich.com.

The Court may reserve the right to approve the Settlement with or without modification, to enter a Final Judgment, and to order the payment of attorneys’ fees and expenses without further notice of any kind.

Any member of the Class who: (a) objects to the (i) Settlement, (ii) class action determination, (iii) adequacy of representation of Plaintiff and his counsel, (iv) judgment to be entered with respect to the Action, and/or (v) the request for fees and/or reimbursement of costs and expenses by counsel for the Plaintiff; or (b) otherwise wishes to be heard, may appear in person or through counsel at the Preliminary Settlement Hearing and/or the Final Settlement Hearing and show cause why the Settlement should not be approved. If you want to do so, however, you must, not later than five (5) calendar days prior to the Preliminary Settlement hearing or ten (10) calendar days prior to the Final Settlement Hearing (unless the Court in its discretion shall otherwise direct for good cause shown), file in the Superior Court of the State of California for the County of Orange, Civil Complex Center, located at 751 W. Santa Ana Boulevard, Santa Ana, California 92701: (i) a written notice of intention to appear; (ii) proof of membership in the Class; (iii) a statement of your objections to any matters before the Court; and (iv) the grounds for your objection or the reasons for your desiring to appear and be heard, as well as documents or writings you desire the Court to consider. Also, on or before the date you file such papers, copies of such papers must be served on and received by each of the following attorneys of record:

Juan E. Monteverde, Esq.

Levi & Korsinsky LLP

30 Broad Street, 15th Floor

New York, New York 10004

Wayne W. Smith, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California 92612

Thad A. Davis, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, California 94111

If you do not object to the Settlement, the class action determination, or the request by counsel for the Plaintiff for an award of attorneys’ fees and expenses, you do not need to do anything at this time.

You cannot be heard at either the Preliminary Settlement Hearing or the Final Settlement Hearing unless you serve and file written objections in the manner described above.

Any person who fails to object in the manner described above shall be deemed to have waived the right to object (including the right to appeal) and will be forever barred from raising such objection in this or any other action or proceeding.

Inquiries may be made to Plaintiff’s Counsel: Juan E. Monteverde, Levi & Korsinsky, LLP, 30 Broad Street, 15th Floor, New York, New York 10004.

DATED: May 11, 2010

BY ORDER OF THE COURT

SUPERIOR COURT OF CALIFORNIA

FOR THE COUNTY OF ORANGE

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following immediately before the section entitled “Forward-Looking Statements”:

Completion of the Offer and Merger

The Offer expired at 12:00 midnight, Eastern Time, on Monday, May 10, 2010 (one minute after 11:59 p.m., Eastern Time, on May 10, 2010). The depositary for the Offer advised GMCR and Purchaser that, as of the expiration time of the Offer, approximately 5,446,334 shares of Common Stock were validly tendered and not properly withdrawn pursuant to the Offer, which represented approximately 95.06% of all outstanding shares of Common Stock. Purchaser has accepted for payment all shares that were validly tendered and not properly withdrawn, and payment for such shares has been made in accordance with the Offer’s terms.

GMCR and Purchaser then effected the Merger on May 11, 2010, as a “short form” merger, in accordance with the terms of the Merger Agreement and Delaware law.

The full text of the press release issued by GMCR on May 11, 2010, announcing the completion of the Offer and Merger is filed as Exhibit (a)(16) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description

(a)(15)	Press Release issued by GMCR on May 10, 2010.

(a)(16)	Press Release issued by GMCR on May 11, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2010

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name: Sean M. McCarthy
Title: President and Chief Financial Officer